TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Financial Statements

For the three months ended October 31, 2006 and 2005

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended October 31, 2006.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

	October 31, 2006	July 31, 2006
	(Unaudited – Prepared	(Audited)
	by Management)
Assets

Current

Cash	$2,956,829	$451,969
Accounts receivable	16,401	27,809
Prepaid expenses	2,092	4,971

	2,975,322	484,749

Restricted cash	56,829	42,174
Investments (Note 3)	4,373,518	2,304,811
Property and equipment	82,859	83,887

Total Assets	$7,488,528	$2,915,621

Liabilities

Current

Accounts payable and accrued liabilities	$21,028	$12,406

Total Liabilities	21,028	12,406

Shareholders’ Equity

Share capital (Note 6)	17,715,325	13,175,075
Deficit	(10,247,825)	(10,271,860)

Total Shareholders’ Equity	7,467,500	2,903,215

Total Liabilities and Shareholders’ Equity	$7,488,528	$2,915,621

See accompanying notes to the consolidated financial statements

Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	October 31,	October 31,
	2006	2005

Expenses

General and administrative (Schedule)	$108,803	$58,426
Foreign exchange	1,917	177,414
Amortization	1,028	1,050

Loss before other items	(111,748)	(236,890)

Other Items:

Gain on sale of investments	-	641,581
Interest income	34,530	1,207
Recovery of loan receivable previously written-off (Note 5)	103,273	7,585
Exploration expense	(2,020)	-

Income from operations	24,035	413,483
Non-controlling interest’s portion of AMG’s loss	-	3,140

Net income for the period	24,035	416,623

Deficit – Beginning of period	(10,271,860)	(10,653,466)

Deficit – End of Period	$(10,247,825)	$(10,236,843)

Income per share - basic	$0.00	$0.17
- diluted	$0.00	$0.17

Weighted-average number of common shares outstanding,
net of reciprocal holdings	26,360,179	2,516,869

See accompanying notes to the consolidated financial statements

Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	October 31,	October 31,
	2006	2005

General and Administrative Expenses

Accounting and audit	$-	$5,500
Consulting fees	25,539	-
Corporate relations and development	13,514	6,657
Directors fees	15,000	16,255
Filing and transfer agency fees	7,241	1,644
Legal	8,221	5,252
Office, rent and miscellaneous	18,804	11,293
Travel, promotion and accommodation	12,134	2,475
Wages and benefits	8,350	9,350

	$108,803	$58,426

See accompanying notes to the consolidated financial statements

Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	October 31,	October 31,
	2006	2005

Net increase (decrease) of cash related to the following:

Operating Activities
Net income for the period	$24,035	$416,623
Items not affecting cash:
Amortization	1,028	1,050
Gain on sale of investment	-	(641,581)
Non-controlling interest	-	(3,140)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	8,622	5,926
Accounts receivable	11,408	3,209
Prepaid expenses	2,879	11,656
Net cash provided by (used for) operating activities	47,972	(206,257)

Financing Activities
Restricted cash	(14,655)	-
Common stock issued for cash	4,540,250	-
Net cash provided by financing activities	4,525,595	-

Investing Activities
Proceeds from sales of investments	-	1,141,581
Purchases of investments	(2,068,707)	(800,000)
Net cash provided by (used for) investing activities	(2,068,707)	341,581

Net increase in cash	2,504,860	135,324
Cash - Beginning of period	451,969	190,053

Cash - End of period	$2,956,829	$325,377

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Three Month Period Ended October 31, 2006 and 2005

NOTE 1 – ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiary DLJ Management Corp., have been prepared in conformity with Canadian generally accepted accounting principles, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at July 31, 2006. The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to October 31, 2006 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended July 31, 2006.

NOTE 2 – FUTURE OPERATIONS

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities and the sale of investments for financing. The Company intends to continue relying upon the issuance of securities and the sale of investments to finance its operations and activities to the extent they are available to the Company and under terms acceptable to the Company. Accordingly, the Company’s consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.

NOTE 3 - INVESTMENTS

At October 31, 2006, the Company’s ownership interests in investments accounted for under the consolidation method or cost method of accounting are as follows:

				Percentage of
	July 31,	October 31,	October 31,	Ownership/
	2006	2006	2006	Number of
	Carrying	Carrying	Fair	Common
	Value	Value	Value	Shares Held

Cost Method:
AMG Oil Ltd.	$1	$1	$661,145	3.56%/
				826,431
Austral Pacific Energy Ltd.	2,302,410	4,371,117	4,261,029	11.20%/
				3,110,240
Gondwana Energy Ltd.	2,400	2,400	2,799	0.02%/
				3,999
TAG Oil Ltd.	-	-	-	-

	$2,304,811	$4,373,518	$4,924,973

During the three month period ended October 31, 2006, the Company participated in a private placement financing with Austral Pacific Energy Ltd. (“Austral Pacific”), acquiring 1,395,000 shares of Austral Pacific at a price of US$1.30 per share. The Company also acquired 180,300 shares of Austral Pacific at market prices averaging approximately $1.42. As a result of these acquisitions the Company owns 3,110,240 shares of Austral Pacific (11.20%) ..

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to arms-length parties for the same services.

Consulting Agreements

On August 23, 2006, the Company appointed David Bennett, Ph.D., as a Director and subsequently appointed Dr. Bennett to the audit committee. On September 1, 2006 the Company entered into a consulting agreement with Dr. Bennett for one year with monthly compensation of $5,000 and granted a gross overriding royalty of 0.5% on PEP 38348 and 38349. In addition, under the terms set forth in the consulting agreement, Dr. Bennett was granted 200,000 options that vest over two years and are exercisable at a price of $1.00 for a period of five years from the date of the grant. An additional 200,000 options may also be earned based on certain criteria related to the Company’s performance.

The Company paid $15,000 to the Company’s President, pursuant to a Consulting Agreement with a private company wholly-owned by the Company’s President. The Consulting Agreement relates to executive services provided to the Company for monthly compensation of $5,000.

NOTE 5 - LOAN RECEIVABLE

Subsequent to a write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida Internet Corp. (“Verida”), the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170. This repayment schedule was revised with an effective date of April 1, 2003 whereby the Company was entitled to receive CAD$3,000 per month including annual interest of 12%, over a period of five years unless paid in full including principle and accrued interest, prior to April 1, 2008.

During the three months ended October 31, 2006, the Company received CAD$115,800 (October 31, 2005 -$7,585) that included a final lump sum payment of $109,800, relating to the remaining principal and interest owed to the Company under the loan agreement.

NOTE 6 - SHARE CAPITAL
Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	Of Shares	Amount
Balance at July 31, 2006	17,618,083	$ 13,175,075
Private Placement	12,972,142	4,540,250
Balance at October 31, 2006	30,290,225	$ 17,715,325

On August 30, 2006, the Company completed a private placement financing for 12,972,142 units of the Company at a purchase price of $0.35 per unit, for proceeds of $4,540,250. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant allows the holder to acquire an additional common share of the Company at a price of $0.70 per share for two years from the closing date of the financing. At the Company’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Company’s shares trade at or higher than $1.25 for ten consecutive trading days.

At October 31, 2006, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
12,972,142	US$0.70	August 29, 2008

At October 31, 2006, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
200,000	US$1.00	September 1, 2011

Refer to Note 8

NOTE 7 – COMPARATIVE FIGURES

Certain of the prior periods’ comparative figures may have been reclassified in conformity with the current period’s presentation.

NOTE 8 – SUBSEQUENT EVENTS

Consulting Agreement

On November 1, 2006, the Company granted 200,000 options to a consultant as part of a consulting agreement for corporate relations and development that pays the consultant $6,000 per month. The options are subject to certain vesting provisions over a period of three years and certain resale restrictions upon the options being exercised. The options are exercisable at a price of $0.70 per share for a period of five years from the date of grant.

Oil and Gas Exploration

On November 8, 2006, the Company was awarded 100% interests in two onshore petroleum exploration permits, PEP 38348 and 38349, located in the East Coast Basin of New Zealand totalling 2,163,902 acres.